UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019
Commission File Number: 001-33129

ALLOT LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On or about August 26, 2019, Allot Ltd. (the “Company”) first distributed copies of its proxy statement for the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on September 25, 2019 in Israel to its shareholders and attached copies of the following documents as Exhibits 99.1 and 99.2, respectively, to the Form 6-K (the “AGM Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on the same date:

1.          Proxy statement for the Meeting, dated August 26, 2019 (the “Proxy Statement”).

2.          Proxy card for use in connection with the Meeting.

The Proxy Statement, which was attached as Exhibit 99.1 to the AGM Form 6-K, inadvertently omitted Exhibit A-1, the compensation policy for officers and directors of the Company for 2019-2021, relating to Proposal No. 4 to be voted on at the Meeting.  This Form 6-K is being furnished solely to include (the “Compensation Policy”) a copy of the Compensation Policy as Exhibit A-1 to the Proxy Statement.  As described in the Proxy Statement, the only revision to the Compensation Policy, as compared to the compensation policy for officers and directors of the Company for 2016-2018, which was included as Exhibit A-1 to the Company’s proxy statement for the Annual General Meeting of Shareholders of the Company held on September 13, 2016, attached as Exhibit 99.1 to the Company’s Form 6-K, furnished to the SEC on August 15, 2016, is to revise the ratios in footnote 1 to Section 10 thereof, as set forth below (additions are underlined and deletions are struck through):

“As of the date of this policy, the ratio between the CEO compensation and the average compensation of the other employees is ~~8.7~~6.4; the ratio between the CEO compensation and the median compensation of the other employees is ~~9.5~~7.1; the ratio between the average compensation of other Executive Officers and the average compensation of the other employees is ~~4.4~~2.9; and the ratio between the average compensation of other Executive Officers and the median compensation of the other employees is ~~4.6~~3.3.”

Except as specifically stated herein, all of the other information in the AGM Form 6-K, including Exhibit 99.1 and Exhibit 99.2 thereto, remains unchanged. A copy of the proxy statement is also available on the Company’s website at www.allot.com.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on February 14, 2007 (File No. 333-140701), on February 14, 2008 (File No. 333-149237),  May 18, 2009 (File No. 333-159306), March 2, 2010 (File No. 333-165144), February 28, 2011 (File No. 333-172492), April 17, 2012 (File No. 333-180770), March 21, 2013 (File No. 333-187406), March 26, 2014 (File No. 333-194833), March 26, 2015 (File No. 333-203028),  March 28, 2016 (File No. 333-210420), March 23, 2017 (File No. 333-216893), March 22, 2018 (File No. 333-223838) and March 19, 2019 (File No. 333-230391).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 4, 2019	Allot Ltd. By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel

EXHIBIT INDEX

Exhibit Number          Description

99.1	Proxy Statement for the Annual General Meeting of Shareholders of Allot Ltd. to be held on September 25, 2019.